SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(b)

                              (AMENDMENT NO. __ )*

                            Private Media Group, Inc.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  74266 R 10 4
                                 --------------
                                 (CUSIP Number)

                               September 19, 2001
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

1.       Name of Reporting Person:                           Consipio Holding bv
         I.R.S. Identification No.                           N/A

2.       Check the Appropriate Box If a Member of a Group    (a) [ ]

                                                             (b) [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:               Netherlands

Number of Shares               5.  Sole Voting Power         1,459,766
Beneficially
Owned by Each                  6.  Shared Voting Power       0
Reporting Person
With                           7.  Sole Dispositive Power:   1,459,766

                               8.  Shared Dispositive Power  0

9.       Aggregate Amount Beneficially Owned by
         Each Reporting Person:                              1,459,766

10.      Check Box if the Aggregate Amount in Row (9)        [ ]
         Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9):  5.2% *

12.      Type of Reporting Person (See Instructions):        CO


--------------------
* Consipio Holding bv ("Consipio") became the beneficial owner of over 5% of the shares of common stock of Private Media Group ("Private") on or about September 19, 2001. Thereafter and continuing through December 27, 2002, it acquired an additional 861,586 Private common shares and sold 22,200 common shares, for a net increase in holdings of 839,386 Private common shares. Concurrently with this filing, Consipio is filing an amendment to Schedule 13G because earlier this year, Consipio ceased to be the beneficial owner of more than 5% of the common stock of Private. Consipio believes that it owned less than 5% of Private's common stock beginning on March 27, 2003, when it exercised an option requiring another party to arrange for the sale of 1,962,286 of Private common shares then owned by Consipio. From and after that date, Consipio believes that it held these 1,962,286 common shares merely as collateral against the other party's obligation. However, even if Consipio were deemed to be the beneficial owner of these 1,962,286 shares after March 27, 2003, on August 8, 2003, Consipio ceased to be the beneficial owner of more than 5% of the common stock of Private as a result of the conversion of all of Private's then-remaining outstanding convertible preferred shares.


                               Page 2 of 5 Pages

ITEM 1.

      (A)  NAME OF ISSUER: Private Media Group, Inc.

      (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:   Carretera de Rubi
                                                              22-26 08190 Sant
                                                              Cugat del Valles
                                                              Barcelona, Spain

ITEM 2.

      (A) NAME OF PERSON FILING: Consipio Holding bv

      (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                                                         Walsoordensestraat 72,
                                                         4588 KD Walsoorden,
                                                         The Netherlands.

      (C) CITIZENSHIP: Netherlands

      (D) TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value per share.

      (E) CUSIP NUMBER: 74266 R 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR RULE 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

(a)   [ ]  Broker or dealer registered under Section 15 of the Exchange Act;
(b)   [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)   [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)   [ ]  Investment company registered under Section 8 of the Investment
           Company Act;
(e)   [ ]  An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)   [ ]  An employee benefit plan or endowment fund in accordance with
           Rule 13d-1(b)(1)(ii)(F);
(g)   [ ]  A parent holding company or control person in accordance with
           Rule 13d-1(b)(1)(ii)(G);
(h)   [ ]  A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act;
(i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      (a) Amount Beneficially Owned:              1,459,766

      (b) Percent of Class:                       5.2%

      (c) Number of Shares to which such person has:


                               Page 3 of 5 Pages

           (i)    Sole power to vote or direct the vote:       1,459,766

           (ii)   Shared power to vote or direct the vote:     0

           (iii)  Sole power to dispose or to direct the
                  disposition of:                              1,459,766

           (iv)   Shared power to dispose or to direct
                  the disposition of:                          0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP.

        Not Applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    December 23, 2003
                                       -----------------------------------------
                                                         (Date)

                                                 /s/ C.E.M. van de Klok
                                       -----------------------------------------
                                                       (Signature)

                                          C.E.M. van de Klok/ Managing Director
                                       -----------------------------------------
                                                      (Name/Title)

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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